Exhibit 99.2

FOR IMMEDIATE RELEASE

Results for the quarter and year ended March 31, 2015 under IFRS

IT Services Revenue grew 8.7% in the year on constant currency

Net Income for the year grew 11% YoY

Wipro declared a final dividend of 7 ($0.11) per share/ADS

Bangalore, India and East Brunswick, New Jersey, USA – April 21, 2015 – Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its fourth quarter and year ended March 31, 2015.

Highlights of the Results

Results for the Year ended March 31, 2015:

•	Total Revenues were 469.5 billion ($7.5 billion1), an increase of 8% YoY.

•	Net Income[2] was 86.5 billion ($1.4 billion1), an increase of 11% YoY.

•	Wipro declared a final dividend of 7 ($0.11) per share/ADS, taking the total dividend declared for the year 2014-15 to 12 ($0.19) per share/ADS.

•	IT Services Revenue was $7,081.6 million, a YoY increase of 7.0%.

•	Non-GAAP Constant Currency IT Services Revenue in dollar terms grew 8.7% to $7,190.6 million.

•	IT Services Segment Revenues in Rupee terms was 440.2 billion ($7.1 billion1), an increase of 10% YoY.

•	IT Services Segment Result was 97.6 billion ($1.6 billion1), an increase of 8% YoY.

•	IT Services Margins for the year was 22.2%.

Results for the Quarter ended March 31, 2015:

•	Total Revenues were 121.4 billion ($1.9 billion1), an increase of 4% YoY.

•	Net Income[2] was 22.7 billion ($366 million1), an increase of 2% YoY.

•	Non-GAAP constant currency IT Services Revenue in dollar terms grew 1.2% to $1,817.8 million, within our guidance range of $1,814 million to $1,850 million.

•	IT Services Revenue was $1,774.5 million, a sequential decrease of 1.2% and YoY increase of 3.2%.

•	IT Services Segment Revenues in Rupee terms was 112.4 billion ($1.8 billion1), an increase of 6% YoY.

•	IT Services Segment Result was 24.8 billion ($398 million1), a decrease of 5% YoY.

•	IT Services Margins was 22.0%, an expansion of 23 bps sequentially.

Performance for the quarter and year ended March 31, 2015

T K Kurien, Member of the Board & Chief Executive Officer of Wipro, said, “We continue to execute on our strategy and have achieved improved customer satisfaction through better articulated solutions and improved delivery. We are well-positioned to take advantage of the opportunities in the market, while tackling headwinds in certain areas. We see Digital, Open Source and Artificial Intelligence as key levers for driving business change and reshaping the delivery model for the future.”

Jatin Dalal, Chief Financial Officer of Wipro, said – “We continue to maintain our focus on operational improvements and productivity enhancements. This has resulted in margin expansion despite adverse cross-currency movements.”

1.	For the convenience of the reader, the amounts in Indian Rupees in this release have been translated into United States Dollars at the noon buying rate in New York City on March 31, 2015, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 62.31. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2015 was US$1= 63.35
2.	Refers to ‘Profit for the period attributable to equity holders of the company’

Outlook for the Quarter ending June 30, 2015

We expect Revenues from our IT Services business to be in the range of $ 1,765 million to $ 1,793 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.49, Euro/USD at 1.07, AUD/USD at 0.77, USD/INR at 62.10 and USD/CAD at 1.27

IT Services

The IT Services segment had a headcount of 158,217 as of March 31, 2015. We added 65 new customers during the quarter.

Wipro continued its momentum in winning Large Deals globally as listed below:

Wipro Limited has won a multi-year engagement with Allied Irish Bank in Ireland for managing their core datacenter infrastructure. The engagement includes end-to-end management of mainframe and distributed systems and will enable the bank to provide high availability services to its end customers. Wipro is setting up its ServiceNXT™ Delivery Center in Dublin to cater to the near-shore requirements of this program and also add to its existing portfolio of global delivery centers.

Wipro has signed a five-year agreement with Symetra Life Insurance Company, a leader in retirement benefits and life products, to provide a range of IT Infrastructure services. Wipro’s services will include hosting and servicing of mainframe and server environments, service desk and other technologies at the company’s data centers.

A leading global apparel and footwear company has engaged Wipro to transform their End User Services, Network and Distributed Computing platforms in addition to expanding their IT applications portfolio. As the customer organization grows its lifestyle brands, this strategic initiative will be the global backbone for operational excellence with a high degree of automation, real-time analytics, self-help and self-heal.

Wipro has won an integrated Applications and Infrastructure deal with T-Mobile Polska S.A. In this strategic partnership spanning 5 years, Wipro would help T-Mobile systemize and standardize the IT architecture and operations of their Poland entity.

Wipro has been chosen as the engineering partner by a leading global technology company for establishing a shared services team, to support testing and maintenance of its core platform products. As part of this multi-year engagement, Wipro will leverage its product engineering capabilities to bring about process agility, faster delivery, enhanced quality and year-on-year efficiency gains for the customer.

A global manufacturing major has engaged Wipro in a multi-year and multi-million dollar workplace transformation and support program. As part of this engagement, Wipro will leverage its workplace transformation framework and automation tools to help enhance end-user experience and productivity for the manufacturing company.

Cloud highlights

Wipro’s Cloud business continued to build significant momentum in the applications and infrastructure areas. We have expanded our cloud applications business into new geographies with deal wins that include a leading Australian banking and insurance provider and a leading energy provider in Canada. Wipro’s ServiceNXT™ Cloud Operations Center has been selected for hosting and providing managed services for affiliate/partner applications by a global cigarette and tobacco company and for customer care and billing platform of a global telecom company. Wipro has also been selected as a strategic Cloud partner for the assessment and migration of 3000+ web-based applications for a large US-based multinational bank.

OpenSource highlights

Wipro’s Open Source practice continued to gain traction with customers in the areas of Middleware, Cloud, Analytics, Big Data, API (Application Program Interface) and Operating Systems across industries. Some marquee wins in Q4 include building treasury, budgeting, financial operations and MIS systems for a government organization, middleware integration for a global retail giant and migration of applications from a proprietary platform to an Open Source application server for a global investment bank.

Awards and accolades

Wipro was positioned in the ‘Winner’s Circle’ of the HfS Blueprint Report on Enterprise Analytics Services 2015. Wipro’s Vertical expertise, Big Data Analytics capabilities and collaborative approach with clients, have been called out as key areas of strength in the report.

Wipro has been positioned amongst ‘Leaders’ by Everest Group in their PEAK MatrixTM assessment 2015 on Record-to-Report (R2R) BPO Service provider within Finance & Accounting Outsourcing. This report examines multiple aspects of the R2R BPO market. It focuses on each service provider’s position on the Everest Group Performance, Experience, Ability and Knowledge (PEAK) Matrix while assessing their capabilities on the dimensions of market success, scale, scope, delivery capability, technology solution, and buyer satisfaction. The report also encompasses analysis of R2R BPO landscape and key solution characteristics.

Wipro was recognized by the Ethisphere Institute, as a 2015 World’s Most Ethical Company® for the fourth consecutive year. The World’s Most Ethical Companies designation recognizes those organizations that have had a material impact on the way business is operated. Wipro is one of only three companies in the Information Technology Services industry honored this year.

IT Products

•	Our IT Products Segment delivered Revenue of 9.5 billion ($152 million1) for the quarter ended March 31, 2015, a sequential growth of 22%.

•	IT Products Segment results for the quarter ended March 31, 2015 was 58 million ($1 million1).

•	Revenue for the year ended March 31, 2015 was 34.0 billion ($546 million1) a degrowth of 12% YoY.

•	Segment Results for the year ended March 31, 2015 was 374 million ($6 million1).

•	IT Products Revenues for the fiscal year ended March 31, 2014 included sales of Wipro branded desktops, laptops and servers which Wipro ceased manufacturing in the quarter ended December 31, 2013.

Please refer the table on page 7 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter and year ended March 31, 2015, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com.

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro Ltd. (NYSE:WIT) is a leading Information Technology, Consulting and Business Process Services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology” - helping clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation, and an organization wide commitment to sustainability, Wipro has a workforce of over 150,000, serving clients in 175+ cities across 6 continents.

For more information, please visit www.wipro.com

Contact for Investor Relations		Contact for Media & Press

Aravind V S	Vaibhav Saha	Vipin Nair
Phone: +91-80-2505 6186	Phone:+1 732-509-1362	Phone: +91-80-3991-6154
aravind.viswanathan@wipro.com	vaibhav.saha@wipro.com	vipin.nair1@wipro.com

Forward-looking statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of March 31,
	2014	2015	2015
			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
ASSETS
Goodwill	63,422	68,078	1,093
Intangible assets	1,936	7,931	127
Property, plant and equipment	51,449	54,206	870
Derivative assets	286	736	12
Available for sale investments	2,676	3,867	62
Non-current tax assets	10,192	11,409	183
Deferred tax assets	3,362	2,945	47
Other non-current assets	14,295	14,369	231

Total non-current assets	147,618	163,541	2,625

Inventories	2,293	4,849	78
Trade receivables	85,392	91,531	1,469
Other current assets	39,474	73,359	1,177
Unbilled revenues	39,334	42,338	679
Available for sale investments	60,557	53,908	865
Current tax assets	9,774	6,490	104
Derivative assets	3,661	5,077	81
Cash and cash equivalents	114,201	158,940	2,551

Total current assets	354,686	436,492	7,004

TOTAL ASSETS	502,304	600,033	9,629

EQUITY
Share capital	4,932	4,937	79
Share premium	12,664	14,031	225
Retained earnings	314,952	372,248	5,974
Share based payment reserve	1,021	1,312	21
Other components of equity	10,472	15,454	248
Shares held by controlled trust	(542)	—	—

Equity attributable to the equity holders of the company	343,499	407,982	6,547
Non-controlling interest	1,387	1,646	26

Total equity	344,886	409,628	6,573

LIABILITIES
Long - term loans and borrowings	10,909	12,707	204
Deferred tax liabilities	1,796	3,240	52
Derivative liabilities	629	71	1
Non-current tax liability	3,448	6,695	107
Other non-current liabilities	4,478	3,658	59
Provisions	6	5	—

Total non-current liabilities	21,266	26,376	423

Loans and borrowings and bank overdrafts	40,683	66,206	1,063
Trade payables and accrued expenses	51,917	58,745	945
Unearned revenues	12,767	16,549	264
Current tax liabilities	12,482	8,036	129
Derivative liabilities	2,504	753	12
Other current liabilities	14,429	12,223	196
Provisions	1,370	1,517	24

Total current liabilities	136,152	164,029	2,633

TOTAL LIABILITIES	157,418	190,405	3,056

TOTAL EQUITY AND LIABILITIES	502,304	600,033	9,629

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three Months ended March 31,			Year ended March 31,
	2014	2015	2015	2014	2015	2015
			Convenience translation into US dollar in millions (unaudited)			Convenience translation into US dollar in millions (unaudited)
Gross revenues	116,535	121,420	1,949	434,269	469,545	7,536
Cost of revenues	(77,700)	(82,609)	(1,326)	(295,488)	(321,284)	(5,156)
Gross profit	38,835	38,811	623	138,781	148,261	2,380

Selling and marketing expenses	(7,025)	(7,916)	(127)	(29,248)	(30,625)	(491)
General and administrative expenses	(6,510)	(6,633)	(106)	(23,538)	(25,850)	(415)
Foreign exchange gains/(losses), net	510	294	5	3,359	3,637	58

Results from operating activities	25,810	24,556	395	89,354	95,423	1,532

Finance expenses	(842)	(912)	(15)	(2,891)	(3,599)	(58)
Finance and other income	3,959	5,476	88	14,542	19,859	319
Profit before tax	28,927	29,120	468	101,005	111,683	1,793
Income tax expense	(6,536)	(6,255)	(100)	(22,600)	(24,624)	(395)

Profit for the period	22,391	22,865	368	78,405	87,059	1,398

Attributable to:
Equity holders of the company	22,265	22,720	366	77,967	86,528	1,389
Non-controlling interest	126	145	2	438	531	9

Profit for the period	22,391	22,865	368	78,405	87,059	1,398

Earnings per equity share:
Attributable to equity share holders of the company
Basic	9.07	9.25	0.15	31.76	35.25	0.57
Diluted	9.04	9.21	0.15	31.66	35.13	0.56

Weighted average number of equity shares used in computing earnings per equity share
Basic	2,455,543,231	2,456,575,761	2,456,575,761	2,454,745,434	2,454,681,650	2,454,681,650
Diluted	2,462,876,367	2,465,876,236	2,465,876,236	2,462,626,739	2,462,579,161	2,462,579,161
Additional Information
Segment Revenue
IT Services Business Units
BFSI	28,468	29,852	479	106,035	115,505	1,854
HLS	11,275	13,171	211	41,130	49,884	801
RCTG	15,412	16,258	261	58,893	62,209	998
ENU	17,173	17,437	280	63,923	71,229	1,143
MFG	19,095	20,582	330	74,423	80,303	1,289
GMT	14,770	15,117	243	55,105	61,050	980

IT SERVICES TOTAL	106,193	112,417	1,804	399,509	440,180	7,064
IT PRODUCTS	11,090	9,454	152	38,785	34,006	546
RECONCILING ITEMS	(238)	(157)	(3)	(666)	(1,004)	(16)

TOTAL	117,045	121,714	1,953	437,628	473,182	7,594

Segment Result
IT Services Business Units
BFSI	7,005	7,474	120	24,153	27,378	439
HLS	2,482	3,031	49	7,637	10,565	170
RCTG	4,048	3,542	57	13,012	13,190	212
ENU	4,887	4,078	65	17,418	17,561	282
MFG	4,909	4,497	72	17,348	17,127	275
GMT	3,332	2,878	46	11,569	13,574	218
OTHERS		—	—		583	10
UNALLOCATED	(609)	(723)	(12)	(804)	(2,329)	(37)

TOTAL IT SERVICES	26,054	24,777	398	90,333	97,649	1,568
IT PRODUCTS	143	58	1	310	374	6
RECONCILING ITEMS	(387)	(279)	(4)	(1,289)	(2,600)	(42)

TOTAL	25,810	24,556	395	89,354	95,423	1,532

FINANCE EXPENSE	(842)	(912)	(15)	(2,891)	(3,599)	(58)
FINANCE AND OTHER INCOME	3,959	5,476	88	14,542	19,859	319

PROFIT BEFORE TAX	28,927	29,120	468	101,005	111,683	1,793
INCOME TAX EXPENSE	(6,536)	(6,255)	(100)	(22,600)	(24,624)	(395)

PROFIT FOR THE PERIOD	22,391	22,865	368	78,405	87,059	1,398

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). Starting with quarter ended September 30, 2014, it also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. During the fiscal year ended March 31, 2014 the Company ceased the manufacturing of ‘Wipro branded desktops, laptops and servers’. Revenue relating to the above items is reported as revenue from the sale of IT Products.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended March 31, 2015				Year ended March 31, 2015
IT Services Revenue as per IFRS	$1,775	IT Services Revenue as per IFRS	$1,775	IT Services Revenue as per IFRS	$7,082
Effect of Foreign currency exchange movement	$43	Effect of Foreign currency exchange movement	$90	Effect of Foreign currency exchange movement	$109

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$1,818	Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	$1,865	Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	$7,191